06006781

AB 3/28/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49263 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RA Capital Advisors LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**12340 El Camino Real, Suite 450**
(No. and Street)

| **San Diego** | **CA** | **92130** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kathleen D. Scott** **(858) 704-3209**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **725 South Figueroa Street** | **Los Angeles** | **CA** | **90017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



mr 6/5

# OATH OR AFFIRMATION

I, Kathleen D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

[signature]
Signature

Principal
Title

[signature]
Notary Public

SAMUEL O. FLORES
COMM. #1620848
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
DECEMBER 1, 2009

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

RA Capital Advisors LLC (Formerly Relational Advisors LLC)
December 31, 2005

# RA Capital Advisors LLC
(Formerly Relational Advisors LLC)

## Statement of Financial Condition

December 31, 2005

**Contents**

Report of Independent Registered Public Accounting Firm ..........1

Financial Statement

Statement of Financial Condition ..........2
Notes to Statement of Financial Condition ..........3

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Members
RA Capital Advisors LLC (Formerly Relational Advisors LLC)

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC (formerly Relational Advisors LLC) (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RA Capital Advisors LLC (formerly Relational Advisors LLC) at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 10, 2006

# RA Capital Advisors LLC
(Formerly Relational Advisors LLC)

## Statement of Financial Condition

December 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 6,738,998 |
| Accounts receivable, net of allowance for doubtful accounts of $125,676 | 545,728 |
| Due from affiliated companies | 14,052 |
| Prepaid expenses | 133,163 |
| Property and equipment, net of accumulated depreciation and amortization of $102,751 | 677,048 |
| Other assets | 42,632 |
| Total assets | $ 8,151,621 |
| **Liabilities and members' equity** | |
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 679,774 |
| Deferred revenue | 71,667 |
| Total liabilities | 751,441 |
| Commitments | |
| Members' equity | 7,400,180 |
| Total liabilities and members' equity | $ 8,151,621 |

*See accompanying notes.*

RA Capital Advisors LLC
(Formerly Relational Advisors LLC)

Notes to Statement of Financial Condition

December 31, 2005

**1. The Company**

RA Capital Advisors LLC (formerly Relational Advisors LLC) (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed as a series company in the State of Delaware in December 2002. During 2005, the Company underwent a restructuring which resulted in new ownership of the Company, the merging of the net assets of Series P into Series B, the merging of the Company's former parent, Relational Advisors Holdings LLC (RAH) into the Company and concurrent dissolution of RAH, and the renaming of the Company from Relational Advisors LLC to RA Capital Advisors LLC. Subsequent to year-end, Series B and Series P were eliminated and the outstanding Series B and Series P interests were converted into an undesignated class of limited liability company interests in the Company.

**2. Summary of Significant Accounting Policies**

The significant accounting policies of the Company are as follows:

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

## 2. Summary of Significant Accounting Policies (continued)

### Property and Equipment

Property and equipment consisted of the following at December 31, 2005:

| | |
|---|---|
| Furniture and fixtures | $ 454,640 |
| Computer hardware | 254,682 |
| Leasehold improvements | 70,477 |
| Total | 779,799 |
| Accumulated depreciation and amortization | (102,751) |
| Property and equipment | $ 677,048 |

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

## 3. Significant Customers

A substantial portion of the consultation fees of the Company was received from a limited number of clients. During the year ended December 31, 2005, four such clients accounted for 83% of total consultation fees.

### 4. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company's net capital, as defined, was $5,962,295 as compared to a minimum requirement of $45,318, and its ratio of aggregate indebtedness to net capital was 0.11 to 1.

### 5. Related-Party Transactions

Prior to November 10, 2005, the Company shared space in its office facility with two entities whose principal owners were substantially the same as those of the Company. The Company was reimbursed for the previously related parties' pro rata share of the rent.

As of December 31, 2005, the Company had amounts due from affiliated companies of $14,052, which represent reimbursement for expenses paid by the Company on behalf of affiliated companies.

### 6. Commitments

During 2005, the Company entered into a new office lease agreement expiring in 2010. The Company is obligated to make future minimum lease payments under this new agreement as follows:

| Year ending | Total |
|---|---|
| December 31, 2006 | $ 361,843 |
| December 31, 2007 | 374,508 |
| December 31, 2008 | 387,615 |
| December 31, 2009 | 401,182 |
| Thereafter | 343,018 |
| | $ 1,868,166 |

**7. Simplified Employee Pension Plan**

The Company has a Simplified Employee Pension (SEP) Plan for its employees.

**8. Indemnification Agreements**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**9. Subsequent Event**

Subsequent to December 31, 2005, and through February 10, 2006, the Company received capital contributions and paid capital distributions of approximately $613,000 and $983,000, respectively.